Exhibit 12
AMERICAN AIRLINES, INC
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings (Loss):
Earnings (Loss) before income taxes	$129	$(406)	$(367)	$(1,160)

Add: Total fixed charges (per below)	401	385	1,202	1,097

Less: Interest capitalized	7	11	23	32

Total earnings (loss) before income taxes	$523	$(32)	$812	$(95)

Fixed charges:
Interest	$165	$148	$503	$428

Portion of rental expense representative of the interest factor	232	215	683	637

Amortization of debt expense	4	22	16	32

Total fixed charges	$401	$385	$1,202	$1,097

Ratio of earnings to fixed charges	1.30	—	—	—

Coverage deficiency	$—	$417	$390	$1,192